ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Michelle Huynh
T +1 617 235 4614
michelle.huynh@ropesgray.com

December 27, 2023

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Anu Dubey

Re:	PIMCO Income Strategy Fund II (the “Fund”)

File Nos. 333-275116 and 811-21601

Dear Ms. Dubey:

Thank you for your oral comments provided on November 15, 2023, relating to the staff of the Securities and Exchange Commission’s (the “Commission”) review of the Fund’s registration statement on Form N-2 (the “Registration Statement”), filed with the Commission on October 20, 2023.

The staff’s comments are summarized below to the best of our understanding, followed by the Fund’s responses. Applicable changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement or in additional pre-effective amendments to be filed subsequently. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement. We note that the responses set forth herein, as applicable, will be observed by the Fund but do not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement.

* * *

PROSPECTUS

Cover

1.

Comment: On page (ii) under “Portfolio Contents,” the staff notes the reference to “mortgage pass-through securities.” Please briefly describe what mortgage pass-through securities are either here or in the summary section.

Response: The Fund will revise the above-mentioned disclosure as follows (additions in bold/underline) to the summary section:

The Fund also may invest in a wide variety of fixed-rate debt securities, including corporate bonds and mortgage-backed and other asset-backed securities issued on a public or private basis, including mortgage pass-through securities (e.g., securities representing interests in “pools” of mortgage loans secured by residential or commercial real property) …

2.

Comment: On page (ii) under “Portfolio Contents,” the staff notes the reference to “stripped mortgage-backed securities.” Please briefly describe what stripped mortgage-backed securities are either here or in the summary section.

Response: The Fund will revise the above-mentioned disclosure as follows (additions in bold/underline) to the summary section:

The Fund also may invest in a wide variety of fixed-rate debt securities, including corporate bonds and mortgage-backed and other asset-backed securities issued on a public or private basis, including mortgage pass-through securities, collateralized mortgage obligations (“CMOs”), commercial or residential mortgage-backed securities, mortgage dollar rolls/buy backs, CMO residuals, stripped mortgage-backed securities (“SMBSs”) (e.g., a type of mortgage-backed security that receives differing proportions of the interest and principal payments from the underlying assets) . . .

3.

Comment: On page (ii) under “Portfolio Contents,” the staff notes the sentence beginning with: “The Fund may make use of a variety of other instruments, including collateralized debt obligations . . .” Please review the investments described in this sentence and move off the cover page and out of the prospectus summary any investments that are not part of the Fund’s principal investment strategies. See instruction to Item 3.2 and instruction 1 to Item 8.4 of Form N-2.

Response: The Fund has reviewed the above-mentioned disclosure and believes that the current disclosure provides relevant information with respect to the Fund’s principal investment strategies.

4.	Comment: Regarding the second paragraph under “Portfolio Contents” on page (ii), please reconcile the second and third sentences.

Response: The Fund will revise the above-mentioned disclosure for clarity as follows (additions in bold/underline; deletions in strikethrough):

~~Subject to the limitations set forth in this prospectus, including the limit on investments in emerging market securities and instruments, t~~The Fund may invest without limit in non-U.S. dollar denominated securities (of both developed and “emerging market” countries), including obligations of non-U.S. governments and their respective sub-divisions, agencies and government-sponsored enterprises. The Fund may invest up to 40% of its total assets in securities and instruments that are economically tied to “emerging market” countries ~~other than investments in short-term investment grade sovereign debt issued by emerging market issuers, where as noted above there is no limit~~ except the Fund may invest without limit in investment grade sovereign debt denominated in the relevant country’s local currency with less than 1 year remaining to maturity (“short-term investment grade sovereign debt”) issued by emerging market issuers. The Fund may also invest directly in foreign currencies, including local emerging market currencies.

5.

Comment: The second paragraph on page (iii) states that the Fund may invest in REITs. The staff notes that REITs are previously mentioned under “Portfolio Contents” on page (ii). Please consolidate the disclosure as necessary.

Response: The Fund will delete the above-mentioned disclosure from the second paragraph on page (iii).

Summary

6.

Comment: The staff notes the headings “Portfolio Management Strategies” and “Portfolio Contents” on pages 1 and 2, respectively. Please include a heading in the summary section that includes the word “principal.” See instruction to Item 3.2 of Form N-2.

Response: The Fund believes the current disclosure (including the structure of the various sub-headings) is consistent with Item 3.2 of Form N-2 and respectfully declines to make any changes in response to this comment.

7.

Comment: The first paragraph on page 5 states: “Following the close of business on April 30, 2021, Fitch downgraded its rating of the ARPS from . . .” Please file the Fitch consent as an exhibit to the Registration Statement. See Rule 436(a) under the Securities Act.

Response: The Fund acknowledges the staff’s comment and respectfully submits that Fitch is not an “expert” or “counsel” under Rule 436 of the Securities Act. Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert or counsel is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Fund respectfully submits that Fitch is not among the classes of persons subject to Section 7 and Rule 436 as “experts.”

In addition, the Fund notes that the above-mentioned disclosure is intended to provide the Fund’s shareholders with specific information regarding the risks that ratings agency may change their ratings methodologies, which could adversely affect the current ratings assigned to the Preferred Shares, and the potential impact such a change in credit rating would have on the Fund. The staff’s guidance contained in Securities Act Rules CDI 233.04 states that disclosure of a credit rating that qualifies as “issuer disclosure-related ratings information” does not require inclusion of a consent by the credit rating agency. CDI 233.04 provides the following as an example of issuer disclosure-related ratings information: “[S]ome issuers note their ratings in the context of a risk factor discussion regarding the risk of failure to maintain a certain rating and the potential impact a change in credit rating would have on the registrant.” Accordingly, the Fund respectfully submits that the disclosure is “issuer disclosure-related ratings information” as described in CDI 233.04 and that no consent of a credit rating agency is required to be filed with the registration statement.

8.

Comment: Regarding “Collateralized Loan Obligations Risk” on page 25, please add reference to CLOs in the principal strategies section or explain in correspondence why this is a principal risk of the Fund.

Response: The Fund will add a reference to CLOs in the Fund’s principal strategies section.

9.

Comment: The fourth paragraph of “Real Estate Risk” includes reference to the Fund’s subsidiaries. The staff notes that this is the only reference to the Fund’s subsidiary in the Prospectus. Please delete or explain why this is included here.

Response: See response to Comment #13 below.

Prospectus

10.

Comment: The staff notes the headings “Portfolio Management Strategies” and “Portfolio Contents” on pages 32 and 33, respectively. Please insert the word “principal” into a heading here that describes the Fund’s principal investment strategies and move disclosure of any non-principal investment strategies to a separate section with a separate heading. See Item 8.2 and instruction 1 to Item 8.4 of Form N-2.

Response: The Fund believes the current disclosure (including the structure of the various sub-headings) is consistent with Item 8.2 and instruction 1 to Item 8.4 of Form N-2 and respectfully declines to make any changes in response to this comment.

11.	Comment: The first sentence under “—Temporary defensive instruments” on page 35 is a run-on sentence. Please revise accordingly.

Response: The Fund will revise the above-mentioned disclosure as follows (additions in bold/underline; deletions in strikethrough):

The Fund may make short-term investments when attempting to respond to adverse market, economic, political, or other conditions, as determined by PIMCO.~~, when PIMCO deems it appropriate to do so~~ When PIMCO deems it appropriate to do so, the Fund may, for temporary defensive purposes, deviate from its investment strategy by investing some or all of its total assets in investments such as high grade debt securities, including high quality, short-term debt securities, and cash and cash equivalents.

12.

Comment: Please insert a heading before the sentence beginning with “The following provides additional information regarding the types of securities …” under “—Temporary defensive instruments” on page 35.

Response: The Fund will add the heading “Additional Information” in the requested location.

STATEMENT OF ADDITIONAL INFORMATION

13.	Regarding “Subsidiaries and Affiliates” on page 72:

a.

Comment: Either (1) define “subsidiaries” to include only “wholly owned” or “majority owned” entities and disclose that the Fund does not intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets other than entities wholly-owned or majority owned by the Fund or (2) revise the first paragraph so that the disclosure applies to any entity that engages in investment activities in securities or other assets that are primarily controlled by the Fund.

Response: The Fund will add the following disclosure to the Prospectus under “Prospectus Summary—Investment Objective and Policies” and “Investment Objective and Policies” and update the definition of “Subsidiaries” in the Statement of Additional Information accordingly.

When used in this prospectus, the term “invest” includes both direct investing and indirect investing and the term “investments” includes both direct investments and indirect investments. For example, the Fund may invest indirectly by investing in derivatives or through its wholly-owned subsidiaries (each, a “Subsidiary” and collectively, the “Subsidiaries”). References herein to the Fund include, as appropriate, Subsidiaries through which the Fund may gain exposure to investments.

b.

Comment: Disclose that any investment adviser to a Fund’s subsidiary complies with Section 15 of the 1940 Act as if it were an adviser to the Fund. Confirm to the staff that any advisory contract with the subsidiary will be filed as an exhibit to the Registration Statement.

Response: As discussed in previous correspondence with the staff, PIMCO and the Fund respectfully disagree with the staff’s position.1 However, solely for purposes of having the Registration Statement declared effective, the Fund confirms that each investment adviser to a wholly-owned subsidiary will comply with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund. The requested disclosure will be reflected in the Registration Statement and any such investment advisory contract will be filed as an exhibit to the Registration Statement. The Fund notes that, for purposes of this response, the Board of Trustees of the Fund, rather than the board of directors of a subsidiary, if different, will be responsible for taking any actions or fulfilling any obligations under Section 15 of the 1940 Act with respect to the subsidiary’s investment management agreement.

c.

Comment: Confirm to the staff that the Fund’s subsidiaries and their boards of directors will agree to inspection by the staff of a subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Fund confirms that any Subsidiaries and their boards of directors (if any) will agree to inspection by the staff of a Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

d.

Comment: If any of the Fund’s subsidiary is organized outside the United States, confirm to the staff that the subsidiary and its board of directors would agree to designate an agent for service of process in the United States.

Response: The Fund confirms that if any Subsidiary is organized outside of the United States, the Subsidiary and its board of directors (if any) will agree to designate an agent for service of process in the United States.

14.	Regarding “Derivative and Direct Claims of Shareholders” on page 107:

a.	Comment: Please disclose this information at least briefly in the prospectus.

Response: The Fund will add the below disclosure to “Anti-Takeover and Other Provisions in the Agreement and Declaration of Trust and Bylaws.”

Derivative and Direct Claims of Shareholders

A shareholder may not bring or maintain any court action, proceeding or claim on behalf of the Fund or any series or class of shares without first making demand on the Trustees requesting the Trustees to bring or maintain such action, proceeding or claim.

[1]	See response 17.b in the letter dated December 11, 2018 from Ropes & Gray LLP on behalf of PIMCO Dynamic Income Strategy Fund (formerly known as PIMCO Energy and Tactical Credit Opportunities Fund).

Such demand shall not be excused under any circumstances, including claims of alleged interest on the part of the Trustees, unless the plaintiff makes a specific showing that irreparable nonmonetary injury to the Trust or series or class of shares would otherwise result. The Trustees shall consider such demand within 45 days of its receipt by the Fund. In their sole discretion, the Trustees may submit the matter to a vote of shareholders of the Fund or a series or class of shares, as appropriate. Any decision by the Trustees to bring, maintain or settle (or not to bring, maintain or settle) such court action, proceeding or claim, or to submit the matter to a vote of shareholders shall be made by the Trustees in their business judgment and shall be binding upon the shareholders.

A shareholder or group of shareholders may not bring or maintain a direct action or claim for monetary damages against the Fund or the Trustees predicated upon an express or implied right of action under the Declaration or the 1940 Act (excepting rights of action permitted under Section 36(b) of the 1940 Act) , nor shall any single shareholder, who is similarly situated to one or more other shareholders with respect to the alleged injury, have the right to bring such an action, unless such group of shareholders or shareholder has obtained authorization from the Trustees to bring the action. The requirement of authorization shall not be excused under any circumstances, including claims of alleged interest on the part of the Trustees. The Trustees shall consider such request within 45 days of its receipt by the Fund. In their sole discretion, the Trustees may submit the matter to a vote of shareholders of the Fund or series or class of shares, as appropriate. Any decision by the Trustees to settle or to authorize (or not to settle or to authorize) such court action, proceeding or claim, or to submit the matter to a vote of shareholders, shall be made in their business judgment and shall be binding on all shareholders. Any person purchasing or otherwise acquiring or holding any interest in shares of beneficial interest of the Fund will be deemed to have notice of and consented to the foregoing provisions. These provisions may limit a shareholder’s ability to bring a claim against the Trustees, officers or other agents of the Fund and its service providers, which may discourage such lawsuits with respect to such claims.

b.	Comment: Please disclose that neither of these provisions apply to claims arising under federal securities law.

Response: The Fund will add the following disclosure to the end of the Derivative and Direct Claims of Shareholders sections of the prospectus and SAI:

These provisions in the Declaration regarding derivative and direct claims of shareholders shall not apply to claims made under federal securities laws.

* * *

We hope the foregoing responses adequately address the staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 235-4614 or Adam Schlichtmann at (617) 951-7114.

Very truly yours,

/s/ Michelle Huynh
Michelle Huynh

cc:	Wu-Kwan Kit, Esq.
Timothy A. Bekkers, Esq.
David C. Sullivan, Esq.
Adam M. Schlichtmann, Esq.